Exhibit 1

FOR IMMEDIATE RELEASE

Company contacts: MGT Capital Investments, Inc. Alex van Klaveren 1410 Broadway 22nd Floor New York, NY 10018 +1 646-257-2644 alex@mgtci.com	For more information: Investors: Stephanie Carrington / Zack Kubow +1 646-536-7017 / 7020 scarrington@theruthgroup.com zkubow@theruthgroup.com

MGT Chairman and CEO buys $5 million worth of MGT Shares

- Company to Ring AMEX Opening Bell on Monday, July 9, 2007 -

LONDON, July 6, 2007 - MGT Capital Investments, Inc. (AMEX: MGT), an investment company focused on the Healthcare Information Technology (“HCIT”) sector, announced today that the Company’s Chairman and CEO, Tim Paterson-Brown, has spent $5 million purchasing 1,000,000 shares of MGT stock from an existing shareholder in a private placement at $5.00 per share.

Separately, the Company announced that Mr. Paterson-Brown is scheduled to “ring the opening bell” at the American Stock Exchange (“AMEX”) on Monday, July 9, 2007 at 9:30 a.m. Eastern time. Also on hand for the bell ringing will be MGT CFO Allan Rowley.

MGT Capital Investments joins the long list of AMEX-listed companies and dignitaries that have opened trading on the AMEX in a tradition that dates back to 1921.

Tim Paterson-Brown, Chairman and CEO, stated, “MGT has made significant progress in the year and half we have been trading on the AMEX, including the recent IPO of our subsidiary, Medicsight, which unlocked significant value for our shareholders. The value of both of our subsidiaries, Medicsight and Medicexchange, continue to rise and I believe that these investments, along with our strong cash position, remain undervalued by the investment community.  That is why I have invested a further $5 million in buying an additional one million shares.  We are poised to continue to execute on our growth plan, making strategic HCIT acquisitions that complement our expertise and experience, and continuing to develop our two subsidiaries. It is an honor to be part of this long-standing tradition and I am pleased for all the employees and shareholders of MGT to be able to ring the opening bell at the AMEX.”

About MGT Capital Investments, Inc.
MGT Capital Investments is an investment company with two direct subsidiaries that focus solely on the dynamic and consolidating HCIT sector. The first subsidiary, Medicsight PLC, is a leading developer of computer-aided detection (CAD) and computer assisted reader (CAR) software solutions that are tested using one of the world’s largest databases of verified CT scan data. Medicsight’s CAD and CAR products help clinicians identify, measure, and analyze suspicious pathology, such as colorectal polyps and lung lesions. MGT Capital Investments has invested in and controls a second subsidiary, Medicexchange PLC, which operates Medicexchange.com, an online multi-vendor sales channel for diagnostic, treatment and surgery planning solutions for cardiac, thoracic, breast imaging, orthopedic, and gastro intestinal imaging. Medicexchange.com provides these solutions in a low-cost, on-demand and downloadable format, enhancing access to information and products for medical imaging professionals. Additional information can be found at www.mgtci.com.

All forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Potential risks and uncertainties include, but are not limited to, the risks described in company filings with the Securities and Exchange Commission.

# # #